[redacted]

PUBLIC

10026602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

SEC FILE NUMBER
8- 67936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/21/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WallachBeth Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 6th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen and Glaser C.P.A.s, P.C.
(Name – *if individual, state last, first, middle name*)

60 Cutter Mill Road, Suite 310 Great Neck, NY 11021
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Wallach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WallachBeth Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANINE M. FONG
Notary Public, State of New York
No. 01FO6113965
Qualified in New York County
Commission Expires August 9, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

To the Members of
WallachBeth Capital, LLC

We have audited the accompanying statement of financial condition of WallachBeth Capital, LLC (the "Company" – a wholly owned subsidiary of WallachBeth Holding, LLC) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WallachBeth Capital, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

ROSEN and GLASER C.P.A.s, P.C.

Rosen & Glaser CPAs, P.C.

February 25, 2010
Great Neck, New York

WALLACHBETH CAPITAL, LLC
STATEMENT of FINANCIAL CONDITION
at DECEMBER 31, 2009

ASSETS		
Cash	$	1,409,424
Receivable from Clearing Broker		394,285
Accounts Receivables		1,542,742
Securities owned, at market value		13,000
Prepaid Expenses		82,291
Furniture and Equipment (Net of Accumulated Depreciation of $29,046)		142,731
Other Assets		80,580
TOTAL ASSETS	$	3,665,053

LIABILITIES and MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses	$	681,392
Member's Equity		2,983,661
TOTAL LIABILITIES and MEMBER'S EQUITY	$	3,665,053

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION:

WallachBeth Capital, LLC (the "Company") is a limited liability company organized in New York State in May 2008. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an 'inter-market-broker' specializing in exchange-listed equity options and index products, ETF's, equities and non-US equities. The Company operates on a fully-disclosed, agency-only basis. The Company is a 100% wholly owned subsidiary of WallachBeth Holdings LLC (the "Parent").

2. SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value, level 1 – quoted price, in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Depreciation:
Furniture and equipment are being depreciated over their estimated useful lives (2 to 7 years) using the straight-line method.

Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes:
No provision for federal and state income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by the Parent on its tax returns. However, there is a provision for local unincorporated business tax. For tax purposes, the Company reports income on a cash basis, and for financial reporting purposes, income is reported on the accrual basis. Due to these temporary differences, there is a current deferred tax liability.

Cash and Cash Equivalents:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains its cash in bank accounts which, at times, may exceed insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

3. **FAIR VALUE MEASUREMENT:**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

4. **DUE FROM CLEARING BROKERS:**

The majority of the clearing and depository operations for the Company's securities transactions are provided by one broker. At December 31, 2009, all of the securities owned and the amount due from the broker reflected in the statement of financial condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and this clearing broker, the clearing broker has the right to sell or repledge this collateral.

5. **RECEIVABLE FROM CUSTOMERS:**

Accounts receivable from customers consist of commissions due on institutional options and equity executions.

6. PENSION PLANS:

The Company sponsors a funded defined benefit pension plan for eligible employees who are 21 years of age with one or more years of service. Benefits paid to retirees are based on age at retirement, years of credited service, and average compensation. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code.

The Company also has a 401(k) Plan ("Plan") to provide retirement and incidental benefits for its employees. Employees may contribute from 0% to 100 % of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes a Safe Harbor contribution equaled to 3% of compensation. Safe Harbor Contributions vest immediately. In addition, the Plan provides for discretionary profit sharing contributions as determined by the members. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants.

The Defined Benefit accrual for the 2009 plan year is $202,667. The Company Safe Harbor Contribution to the Plan totaled $98,194 in 2009.

7. CONCENTRATIONS OF CREDIT RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. COMMITMENTS and CONTINGENT LIABILITIES:

The Company subleases its office space for a term commencing October 2008 and expiring September 2015. The lease provides for scheduled increases in future minimum annual rental payments. The lease includes in the rent, an electric inclusion amount and a provision for additional rent, if applicable (calculated as the increase in operating Expenses and Taxes over the base year). Lease expense totaled $230,909 during the initial period ending December 31, 2009.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

Year Ending December 31	Amount
2010	$ 187,196
2011	193,656
2012	193,656
2013	195,591
2014	201,396
	$ 971,495

9. **GUARANTEES:**

Indemnifications:
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees:

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

10. NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $1,998,153, which was $1,898,153 in excess of its required net capital of $100,000. The Company's net capital ratio was .34 to 1.

11. INCOME TAXES:

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Local UBT	$237,577	$50,111	$287,688

ROSEN AND GLASER C.P.A.S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
WallachBeth Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of WallachBeth Capital, LLC (the "Company" – a wholly owned subsidiary of WallachBeth Holding, LLC) as of and for the initial period November 21, 2008 to December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROSEN and GLASER C.P.A.s, P.C.

Rosen & Glaser CPAs P.C.

February 25, 2010
Great Neck, New York

ROSEN AND GLASER C.P.A.S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

Independent Accountants' Report on Applying Agreed-Upon Procedure

To the Members of WallachBeth Capital, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by WallachBeth Capital, LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries listed in the disbursement journals noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T), noting no differences;
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Great Neck, New York
February 25, 2010

Rosen & Glaser CPAs, P.C.

WALLACHBETH CAPITAL, LLC
TRANSITIONAL ASSESSMENT RECONCILIATION
for the PERIOD APRIL 1, 2009 to DECEMBER 31, 2009

Revenue		
Commissions		$ 10,236,601
Interest		5,092
Total revenue (FOCUS Line 12/Part IIA Line9)		10,241,693
Deductions		
Commissions, floor brokerage and clearance paid to other SIPC members		919,110
Interest expense, but not in excess of total interest income		3,407
Total Deductions		922,517
SIPC net operating revenues		$ 9,319,176
SIPC general assessment at .0025		$ 23,298
Less: Payments		
January 1, 2009	$ 150	
July 27, 2009	5,132	5,282
Assessment balance due (paid 2/3/10 to SIPC in Washington, D.C.)		$ 18,016

WALLACHBETH CAPITAL, LLC

STATEMENT of FINANCIAL CONDITION
and INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2009

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WALLACHBETH CAPITAL, LLC
STATEMENT of FINANCIAL CONDITION
and INDEPENDENT AUDITOR'S REPORTS
DECEMBER 31, 2009

TABLE of CONTENTS

Annual Audited Report Form X-17A-5 Part III